UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Shell to Sell Interest in Offshore Brazil BC-10
THE HAGUE, The Netherlands, January 29, 2014/PRNewswire-FirstCall/ --
Shell (NYSE:RDS.A) (NYSE:RDS.B) announced today an agreement to sell a 23%
interest in the Parque das Conchas (BC-10) project offshore Brazil to Qatar
Petroleum International for approximately US $1 billion, subject to closing.
The transaction is subject to approval by the National Petroleum and Gas Agency
(ANP, Brazil's Oil and Gas regulator) and the Administrative Council for
Economic Defense (CADE, Brazil's anti-trust authority).
Shell will continue to operate BC-10 with a 50% working interest and retains a significant upstream presence in Brazil. In addition to the recent entry into the Libra oil discovery, Shell is currently operating two floating, production, storage and offloading (FPSO) vessels in Brazil's offshore - the Espirito Santo at Parque das Conchas and the Fluminense at the Bijupira/Salema fields.
Currently, BC-10 is producing approximately 50,000 boe/d. Since coming on-stream in 2009, BC-10 has produced more than 80 million barrels of oil equivalent
(boe). Phase 2 of the project, to tie-in the Argonauta O-North field, came online on October 1st 2013, with an expected peak production of 35,000 boe per day. The final investment decision for Phase 3 of the BC-10 project was taken in
July 2013 and once online is expected to reach a peak production of 28,000 boe.
Shell has also other interests in Brazil, particularly our Lubricants business and our joint venture Raizen, the leading sugar cane ethanol producer.
Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to "joint ventures" and companies over which Shell has significant influence but neither control nor joint control are referred to as
"associates". In this announcement, joint ventures and associates may also be referred to as "equity-accounted investments".
The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions.
These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals",
"intend", "may", "objectives", "outlook", "plan", "probably", "project",
"risks", "schedule", "seek", "should", "target", "will" and similar terms and phrases.
There are a number of factors that could affect the future operations of Royal
Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation):
(a) price fluctuations in crude oil and natural gas; (b) changes in demand for
Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition;
(g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change;
(k) economic and financial market conditions in various countries and regions;
(l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and
(m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Additional risk factors that may affect future results are contained in Royal
Dutch Shell's 20-F for the year ended December 31, 2012 (available at
http://www.shell.com/investor and http://www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader.
Each forward-looking statement speaks only as of the date of this announcement,
January 29, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
We may have used certain terms, such as resources, in this announcement that
United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website http://www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
Enquiries
Media

    - Shell US Media Relations +1-713-241-4544
    - Shell International Media Relations +44-20-7934-5550
    - Shell Brazil Media Relations +55-21-3984-7413

Investor Relations

    - North America +1-713-241-1042
    - International +31-70-377-4540

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 January 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary